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Exhibit 99.3

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts: Denis Couture, Vice-President, Investor Relations, Public Affairs & Communications (416) 982-7020 Steve Douglas, Executive Vice-President and Chief Financial Officer (416) 982-3554

News release

TORONTO, July 29, 2004

NORANDA REPORTS QUARTERLY EARNINGS OF US$107 MILLION
Lowers Debt to Capitalization Ratio to 39%

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Thursday, July 29, 2004 at 8:30 a.m. Eastern Standard Time. To participate by conference call, dial (416) 641-6715 for local and overseas and 1-800-428-5596 toll free in North America. All dollar amounts are in U.S. dollars unless otherwise noted.

Second Quarter Highlights

  •
  Earnings increased to $107 million from a loss of $10 million in the second quarter of 2003.

  •
  Generated $280 million of income from operating assets, $218 million higher than the prior year.

  •
  Reduced net debt to total capitalization ratio to 39% from 43% at year-end 2003.

  •
  Achieved increased profitability in all business units.

  •
  Completed the removal of residual lake sediment at the Antamina copper/zinc mine enabling access to higher-grade ores.

  •
  Continued ramp-up of aluminum foil production according to plan.

  •
  Started commissioning of production expansion project at the Collahuasi copper mine five weeks ahead of schedule and under budget.

  •
  Renewed labour contract agreements at the Collahuasi mine and CCR refinery.

  •
  Further integrated Noranda's Aluminum business by acquiring strategic alumina refining operations and related bauxite mining assets.

  •
  Formed special committee of Board of Directors to review methods to maximize shareholder value.

	Second Quarter		Six Months
$ millions, except per share information					Y-O-Y Change
	2004	2003	2004	2003
Revenues	1,694	1,112	3,347	2,168	+ $	1,179
Income generated by operating assets*	280	62	638	121	+ $	517
Net income (loss)	107	(10)	260	(50)	+ $	310
Basic earnings (loss) per common share	$0.34	$(0.08)	$0.84	$(0.26)	+ $	1.10
Diluted earnings (loss) per common share	$0.34	$(0.08)	$0.83	$(0.26)	+$	1.09

* Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and other income

Commentary

"Noranda delivered another strong operating quarter. We recorded higher profitability in all of our businesses as the measures undertaken by our employees to maximize profit and control costs combined to capitalize on the healthier market conditions for base metals," said Mr. Derek Pannell, Noranda's President and CEO. "With the completion of the Collahuasi expansion, our team also continued its track record of delivering capital projects on time and within budget."

CORPORATE DEVELOPMENTS

In mid June, Noranda's Board of Directors commenced a review of various opportunities for maximizing shareholder value after receiving several expressions of interest in the company from potential acquirors. The Company retained the services of CIBC World Markets as financial adviser and a special committee of Directors was established to oversee the review. The process is currently underway and no specific timetable has been set for its conclusion.

On July 20, Noranda and its 50% partner, Century Aluminum, reached an agreement to purchase the Gramercy alumina refinery in Louisiana and a 49% interest in the St. Ann bauxite mine in Jamaica for $23 million, subject to certain closing adjustments. The transaction secures long-term supplies of raw materials for the Noranda primary smelter and provides the Company with the benefits of a fully-integrated aluminum business, from bauxite all the way through to value-added foil products. It also complements the continuing ramp-up of the recently-modernized aluminum foil business that is achieving production records quarter after quarter.

FINANCIAL RESULTS

Net income was $107 million or $0.34 per common and diluted share for the quarter. This compares with a net loss of $10 million or $0.08 per common share in the second quarter of 2003. For the first half of 2004, net income amounted to $260 million or $0.83 per fully diluted common share. This compares with a net loss for the first half of 2003 of $50 million.

For both the second quarter and first half of 2004, higher metal prices and increased sales volumes in the copper and nickel businesses were the main contributors to improved results. These were offset slightly by the effect of a stronger Canadian dollar on costs.

	Realized Six Months
Metal prices			Y-O-Y Change
	2004	2003
(US$ per pound)
Copper	1.21	0.76	+ 59%
Nickel	6.32	3.85	+ 64%
Zinc	0.52	0.40	+ 30%
Aluminum	0.81	0.67	+ 21%
Lead	0.41	0.24	+ 71%

Revenues were approximately 50% higher compared to the second quarter and first half of 2003. The increase was attributable to higher metal prices and increased copper, primary aluminum and aluminum foil sales volumes, as new capacity in these areas ramp-up to full production.

The higher cost of operations in 2004 was attributable to the higher level of operations at the Canadian copper facilities and the ramp-up of new production capacity in the Copper and Aluminum businesses. Higher energy costs as well as the stronger Canadian dollar also contributed to the increased costs.

The cost to purchase raw materials was higher for both periods in 2004 compared to 2003 as a result of increased feed requirements at the expanded Altonorte smelter, full operations at the Canadian metallurgical facilities and higher metal prices which increased the cost to purchase third-party material.

REVIEW OF OPERATIONS

Copper

The Copper business generated income from operating assets of $132 million in the second quarter, exceeding last year's comparable result of $39 million. Revenues for the quarter did not fully reflect the business's recently-expanded production capacity due to a build-up in inventories which are expected to be reduced in the third quarter. The average LME price for copper, excluding premiums, was $1.26 per pound for the quarter, almost 70% higher than the second quarter of 2003. The Company's integrated cost to produce a pound of copper in its Copper business was $0.33 per pound in the first half of 2004.

  •
  Mined production of 106,615 tonnes exceeded last year's level by 17%. All four mines recorded higher year-over-year output as mining activities at the Antamina mine extracted higher grade material, performance of the new Collahuasi concentrator exceeded expectations and the crusher expansion at Lomas Bayas achieved design capacity at the beginning of June.

  •
  At the Altonorte smelter, copper anode production of 67,242 tonnes was relatively unchanged year over year but sulphuric acid production increased almost 15%. Prices for sulphuric acid in South America strengthened further over the first quarter of 2004 with some reported spot market sales conducted at the $70 per tonne level.

  •
  Copper cathode production from the Canadian metallurgical facilities of 87,819 tonnes was negatively affected by the advanced annual shutdown of the Kidd Creek smelter to address a furnace cooling block failure. The smelter was back on line at the end of June and will recover most of the lost production in the third quarter of 2004.

  •
  In the second half of 2004, mine copper production is expected to exceed that of the first half and total 440,000 tonnes for the year, a 20% increase over 2003.

Nickel

The Nickel business generated income from operating assets of $136 million for the quarter, an increase of more than 160% over the comparable period of 2003, while the average LME nickel price of $5.70 per pound was 50% higher, although it is lower than the first quarter, and current pricing. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.49 and $3.42, respectively.

  •
  Mined nickel production totaled 11,957 tonnes during the quarter compared to 13,754 in the second quarter of 2004. Lower tonnage, ore grades and the effects of the strike in the first quarter of 2004 contributed to the shortfall in output. The production ramp-up after the strike was completed as scheduled.

  •
  At the Sudbury smelter, nickel in matte production in the second quarter of 2004 was 14,532 tonnes compared to 15,833 tonnes in the same period of 2003. The smelter began an eight-week maintenance shutdown on June 14, 2004.

  •
  The Nikkelverk refinery produced 16,099 tonnes of refined nickel compared to 20,140 tonnes in the second quarter of 2003. The shortfall in production was attributable to lower shipments from the Sudbury smelter.

  •
  The 2004 forecasts are for 44,500 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

The Zinc business generated income from operating assets of $10 million in the quarter compared to a loss of $28 million in 2003. Cash generated in these operations was $25 million for the three months and $45 million for the six-month period. The improved results were attributed to higher zinc and by-product prices as well as lower operating costs at the Bell-Allard mine. The LME zinc price averaged $0.47 per pound in the quarter and $0.48 for the first half of 2004. These compare with $0.35 for both the second quarter and first half of 2003. Noranda's cash cost to produce a pound of zinc was $0.33 per pound in the second quarter and $0.33 in the first half of 2004.

  •
  Mined production totaled 94,051 tonnes of zinc metal. At the Brunswick operation, the mining plan focused on processing higher-grade lead ore to take advantage of the favourable market conditions.

  •
  The Brunswick Smelter produced 28,240 tonnes of lead metal surpassing last year's comparable production by over 20%. The seasonal shutdown of the operation commenced at the end of the quarter and operations are scheduled to restart in early September.

  •
  The estimated mine production for the full year of 2004 is unchanged at 370,000 tonnes of zinc metal.

Aluminum

The Aluminum business generated income from operating assets of $24 million in the quarter up from $7 million reported in the second quarter of 2003. Contributing to the better results were improved production performance, increased sales volumes across all product lines, mid-west premiums which are at a 7-year high and higher margins on value-added products. Partially offsetting these positives were higher year-over-year energy costs. The average LME aluminum price improved 22% year-over-year to average $0.76 for the quarter. Noranda's cash cost per pound of aluminum was $0.57 per pound in the quarter and $0.58 for the first half of 2004.

  •
  The primary smelter increased shipments to 65,680 tonnes from 63,528 tonnes in the second quarter of 2003. Value-added product sales continues to grow and accounted for 85% of total shipments in the quarter and 81% for the first half of 2004 compared to 69% for the first half of 2003.

  •
  Shipments of foil products were up 25% over last year's second quarter to total 45,796 tonnes reflecting strong demand across all product lines. The market improvement coincides with the continuing ramp-up at the Huntingdon West plant.

  •
  For the full year of 2004, shipments of primary aluminum and foil products are expected to total 250,000 tonnes and 175,000 tonnes, respectively.

New Production Capacity Under Development

At Collahuasi, completion of the concentrator expansion was accomplished five weeks ahead of the July 1 schedule date. The ramp-up has exceeded expectations and design capacity throughput of 110,000 tonnes per day was reached in June. The Ujina-Rosario expansion project is on budget and essentially complete with only some of the infrastructure at the port facilities still pending. A conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant is continuing on schedule.

Work at Kidd Creek Mine D is advancing as planned with first ore production expected in the second half of 2004 with continuous ramp-up during 2005 and 2006. Mine D will improve operational reliability and predictability and maintain the future mining rate at 2.4 million tonnes per year. The first ore from Mine D was hoisted in the new shaft on July 25.

At the Montcalm nickel project in northern Ontario, engineering was completed at the end of June and mine development activities are well underway. The project remains on time and on budget, and will add 8,000 tonnes of nickel production per year beginning in 2005.

Surface preparation and early shaft development are underway at the Nickel Rim South project. The five-year, $368-million development program is expected to deliver initial production in 2008 with a further $185 million required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

At the Kabanga nickel project in Tanzania, joint-venture documentation on the previously announced transaction moved towards completion slated for the third quarter.

Capital Initiatives

Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $295 million during the quarter and $645 million for the first six months of 2004. Cash, cash equivalents and short-term investments was relatively unchanged from year-end 2003 at $628 million as cash generated from the operations was utilized to repay $300 million of senior debentures in June 2004 and fund investments. Total debt was $3.1 billion at the end of the period. The net debt to capitalization ratio was reduced to 39% from 43% at year-end 2003. The Company currently has $0.8 billion of undrawn committed bank lines.

Investments in new production capacity such as the Montcalm, Nickel Rim South and Koniambo nickel projects and the Collahuasi and Kidd Mine D copper projects totaled $112 million during the quarter and $190 million for the first six months. The Collahuasi project was completed and started commissioning during the quarter and the first phase of the Kidd Mine D is expected to be complete before the end of the year. For 2004, the Company's projected capital investment is $675 million, including $405 million in new production capacity.

Market Review

Copper: LME copper prices averaged $1.26 per pound in the quarter as cumulative LME and COMEX stocks declined a further 186,618 tonnes to their lowest level in a decade, representing approximately 53 days of inventory. Prices receded in June from the March average peak of $1.41 per pound to average $1.22 as a result of reduced purchasing activity in Asia and position liquidation in some funds.

Nickel: LME nickel prices averaged $5.70 per pound in the second quarter as some weakness was experienced during April and May but rebounded strongly in June to average $6.14.

Tight markets are anticipated for 2004 and 2005 as the synchronized global economic recovery bodes well for continued nickel demand. Some pressure has been taken off the market from greater scrap availability, some substitution and Chinese nickel destocking. On the positive side, stainless steel demand continues to be very strong and the high nickel alloy market is strengthening.

Zinc: In the second quarter, zinc prices retracted from the highs posted in early March to average $0.47 per pound and closed the quarter at just under $0.44 per pound. LME stocks increased during the period by 14,825 tonnes to 731,125 tonnes as previously unreported stocks held in private financing arrangements were delivered into LME warehouses.

The economic recovery currently underway in Asia and North America is resulting in strong zinc demand levels from the automotive and construction sectors. Chinese exports of zinc metal to the end of May were lower by over 55% compared to the same period in the previous year due to reduced supply of imported zinc concentrates for custom smelting and strong domestic demand. Global zinc concentrate supply is expected to be unchanged in 2004, while smelter demand is increasing in response to the restart of some zinc smelting operations and continued capacity expansions in China. Most industry experts have identified the lack of significant new mine supply as the key feature to support an improved market outlook for zinc.

Aluminum: The current LME cash price of $0.80 per pound is up 10% and reported inventories are down nearly 400,000 tonnes since the beginning of the year. The U.S. Midwest delivery premium has remained over $0.07 per pound for the past four months.

The U.S. economy continues to demonstrate strength and improving consumer sentiment. Order levels for extrusion billet are very robust with spot billet premium up $0.03 to $0.04 per pound. Demand for flat rolled products continues to be very strong. In China, high spot alumina costs and rising power costs have combined to constrain Chinese metal production.

Dividends

The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	August 31, 2004	September 15, 2004
Preferred Series F shares	Floating rate	August 31, 2004	September 13, 2004
Preferred Series F shares	Floating rate	September 30, 2004	October 12, 2004
Preferred Series F shares	Floating rate	October 29, 2004	November 12, 2004
Preferred Series G shares	Cdn$0.38125 per share	October 15, 2004	November 1, 2004
Preferred Series H shares	Cdn$0.40625 per share	August 16, 2004	September 30, 2004

This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.
CONSOLIDATED RESULTS
(US$ millions)

	Second Quarter		Six Months ended June 30
	2004	2003	2004	2003
Revenues	$1,694	$1,112	$3,347	$2,168
Operating expenses
Cost of operations	539	502	1,006	971
Purchased raw materials	749	421	1,460	835
Depreciation, amortization and accretion	126	127	243	241

	1,414	1,050	2,709	2,047

Income generated by operating assets	280	62	638	121
Interest expense, net	36	36	61	74
Corporate and general administration	15	14	28	27
Research, development and exploration	12	12	19	20
Minority interest in earnings of subsidiaries	64	18	143	34

Income (loss) before undernoted	153	(18)	387	(34)
Tax expense (recovery)	58	(23)	144	(29)
Restructuring costs	—	11	—	41
Other expenses (income)	(12)	4	(17)	4

Net income (loss)	$107	$(10)	$260	$(50)
Dividends on preferred shares	5	9	10	12
Interest on convertible debentures	1	1	2	2

Net income (loss) attributable to common shares	$101	$(20)	$248	$(64)

Basic earnings (loss) per common share — $	$0.34	$(0.08)	$0.84	$(0.26)

Diluted earnings (loss) per common share — $	$0.34	$(0.08)	$0.83	$(0.26)

Basic weighted average shares outstanding — 000s	296,249	243,080	295,922	242,302
Diluted weighted average shares outstanding — 000s	303,965	243,412	303,543	242,634

Note:
Effective July 1, 2003, Noranda adopted the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.
CONSOLIDATED BALANCE SHEETS
(US$ millions)

	Actual
	Jun. 30 2004	Dec. 31 2003
Assets
Current assets
Cash and cash equivalents	$628	$501
Short-term investments	—	129
Accounts receivable	741	576
Metals and other inventories	1,254	1,179

	2,623	2,385
Operating capital assets	4,873	4,765
Development projects	891	973
Investments and other assets	298	205

	$8,685	$8,328

Liabilities and Equity
Current liabilities
Accounts and taxes payable	$1,010	$903
Debt due within one year	174	431

	1,184	1,334
Long-term debt	2,940	2,893
Future income taxes	101	46
Reclamation, pension and other provisions	602	539
Stockholders' interest:
Interests of other shareholders	1,056	919
Shareholders' equity	2,802	2,597

	$8,685	$8,328

NORANDA INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
(US$ millions)

	Second Quarter		Six Months ended June 30
	2004	2003	2004	2003
Cash realized from (used for):
Operations
Net income (loss)	$107	$(10)	$260	$(50)
Charges (credits) not affecting cash:
Depreciation, amortization and accretion	121	118	227	223
Minority interests in earnings of subsidiaries	64	19	143	35
Foreign exchange, restructuring and other	3	57	15	85

	295	184	645	293
Net change in accounts receivable, inventories and payables	(40)	(47)	(128)	(150)

Cash from operations	255	137	517	143

Investment activities
Capital investments	(146)	(112)	(270)	(213)
Investments and advances	118	—	128	—
Proceeds on dispositions	1	10	3	11

Cash used in investment activities	(27)	(102)	(139)	(202)

Financing activities
Long-term debt, including current portion
Issued	113	388	141	447
Repaid	(300)	(344)	(344)	(398)
Issue of shares — common	5	—	18	—
Issue of preferred shares	—	100	—	198
Dividends paid	(40)	(38)	(80)	(67)
Issue (repurchase) of shares — minority shareholders	3	(5)	14	(5)

	(219)	101	(251)	175

Increase in cash and cash equivalents	9	136	127	116
Cash and cash equivalents, beginning of period	619	273	501	293

Cash and cash equivalents, end of period	$628	$409	$628	$409

NORANDA INC.
PRODUCTION VOLUMES

				Six Months ended June 30
		Second Quarter
Mine Production (tonnes, except as noted)
		2004	2003	2004	2003
	100% basis, except as noted
Copper
Copper business
Kidd Creek		14,292	10,655	23,588	21,373
Antamina	(33.75%)	30,976	21,942	56,533	46,399
Collahuasi	(44%)	46,433	43,515	81,802	87,726
Lomas Bayas		14,914	14,809	30,642	29,381

		106,615	90,921	192,565	184,879
Matagami		2,024	1,928	3,880	3,931
Brunswick		1,357	2,193	3,199	4,579
INO		9,081	10,885	14,617	19,946
Other		2,943	3,245	7,373	9,734

		122,020	109,172	221,634	223,069

Zinc
Zinc business
Brunswick		62,280	73,942	135,860	144,740
Matagami		31,771	25,113	58,445	50,397

		94,051	99,055	194,305	195,137
Kidd Creek		10,700	16,479	31,492	37,651
Antamina	(33.75%)	18,309	33,592	40,778	57,760
Other		2,847	2,120	4,391	4,092

		125,907	151,246	270,966	294,640

Nickel		11,957	13,754	23,029	26,715
Ferronickel		6,871	6,557	14,870	13,444
Lead		17,138	19,911	37,425	38,336
Silver — 000 ounces
Copper business
Kidd Creek		757	548	1,951	1,287
Antamina	(33.75%)	736	575	1,389	1,260

		1,493	1,123	3,340	2,547
Brunswick		1,363	1,543	2,965	3,025
Matagami		119	89	233	186
Other		73	61	123	130

		3,048	2,816	6,661	5,888

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		68,288	46,444	146,448	89,470
Kidd Creek		19,531	38,024	53,253	74,983
Collahuasi	(44%)	5,669	6,583	11,821	13,445
Lomas Bayas		14,914	14,809	30,642	29,381

		108,402	105,860	242,164	207,279
Nikkelverk		9,234	8,843	18,980	17,378

		117,636	114,703	261,144	224,657

Copper anodes
Horne		41,199	22,054	84,433	50,321
Kidd Creek		17,580	36,276	51,177	73,044
Altonorte		67,242	67,917	131,092	109,010

		126,021	126,247	266,702	232,375

Refined zinc
Kidd Creek		35,918	30,966	64,376	68,901
Refined nickel
Nikkelverk		16,099	20,140	34,958	40,703
Falcondo		6,871	6,557	14,870	13,444

		22,970	26,697	49,828	54,147

Primary aluminum		61,642	61,178	122,862	122,304
Fabricated aluminum	45,796	36,660	88,184	73,585
Refined lead		28,240	23,322	53,388	47,788
Refined gold — 000 ounces		266	293	535	563
Refined silver — 000 ounces		10,236	7,028	20,359	15,696

NORANDA INC.
SALES VOLUMES & REALIZED PRICES

				Six Months ended June 30
		Second Quarter
Metal Sales (tonnes, except as noted)
		2004	2003	2004	2003
	100% basis, except as noted
Copper
Copper business
CCR		65,686	48,608	150,672	95,762
Kidd Creek		13,930	21,522	36,720	50,240
Horne — (concentrates)		11,338	5,643	15,190	7,905
Antamina — (concentrates)	(33.75%)	18,500	18,656	35,951	40,111
Collahuasi — (concentrates)	(44%)	30,390	30,594	49,365	60,471
Collahuasi	(44%)	11,114	9,250	17,028	17,765
Lomas Bayas		12,746	14,817	28,681	29,395
Altonorte — (anodes)		43,567	33,308	98,664	62,969

		207,271	182,398	432,271	364,618
Nikkelverk		11,464	16,139	24,661	30,609

		218,735	198,537	456,932	395,227

Zinc
Copper business
Kidd Creek		33,675	28,361	60,200	63,878
Antamina — (concentrates)	(33.75%)	19,931	31,033	34,150	46,433

		53,606	59,394	94,350	110,311
Zinc business
Brunswick/Matagami — (concentrates)		70,997	86,104	145,131	164,131

		124,603	145,498	239,481	274,442

Nickel		18,025	20,562	36,143	40,952
Ferronickel		7,808	6,455	14,585	12,991
Aluminum
Primary aluminum — shipments		65,680	63,528	126,425	123,380
Norandal — shipments		45,796	36,660	88,184	73,585
Lead		29,263	26,446	50,474	44,915
Gold — 000 ounces		225	213	461	449
Silver — 000 ounces
CCR		10,193	6,308	19,519	15,390
Kidd Creek		1,143	1,553	2,147	2,757
Antamina	(33.75%)	655	435	1,078	1,010

		11,991	8,296	22,744	19,157

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.27	0.75	1.21	0.76
Nickel		5.76	3.87	6.32	3.85
Ferronickel		5.85	3.78	6.29	3.71
Zinc		0.51	0.40	0.52	0.40
Aluminum		0.81	0.67	0.81	0.67
Lead		0.40	0.24	0.41	0.24
Gold — (US$ per ounce)		394.71	344.27	399.24	350.58
Silver — (US$ per ounce)		6.41	4.58	6.37	4.70
Exchange Rate (US$ = Cdn$)		0.74	0.71	0.75	0.69

NORANDA INC.
SEGMENTED INFORMATION
(US$ millions)

	Second Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$853	436	110	241	54	$1,694

Operating expenses
Cost of operations	187	158	48	110	36	539
Purchase of raw materials	474	111	37	97	30	749
Depreciation, amortization and accretion	60	31	15	10	10	126

	$721	300	100	217	76	$1,414

Income (loss) generated by operating assets	$132	136	10	24	(22)	$280

Interest expense, net						(36)
Corporate and general administration						(15)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(64)

Income before undernoted						$153
Tax expense						(58)
Other income						12

Net income						$107

	Second Quarter 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$494	306	89	171	52	$1,112

Operating expenses
Cost of operations	154	167	61	96	24	502
Purchase of raw materials	250	49	40	58	24	421
Depreciation, amortization and accretion	51	38	16	10	12	127

	$455	254	117	164	60	$1,050

Income (loss) generated by operating assets	$39	52	(28)	7	(8)	$62

Interest expense, net						(36)
Corporate and general administration						(14)
Research, development and exploration						(12)
Minority interest in earnings of subsidiaries						(18)

Loss before undernoted						$(18)
Tax recovery						23
Restructuring costs						(11)
Other expense						(4)

Net loss						$(10)

NORANDA INC.
SEGMENTED INFORMATION
(US$ millions)

	Six Months ended June 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,697	917	195	445	93	$3,347

Operating expenses
Cost of operations	382	298	82	213	31	1,006
Purchase of raw materials	936	233	68	173	50	1,460
Depreciation, amortization and accretion	108	63	33	19	20	243

	$1,426	594	183	405	101	$2,709

Income (loss) generated by operating assets	$271	323	12	40	(8)	$638

Interest expense, net						(61)
Corporate and general administration						(28)
Research, development and exploration						(19)
Minority interest in earnings of subsidiaries						(143)

Income before undernoted						$387
Tax expense						(144)
Other income						17

Net income						$260

	Six Months ended June 30, 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$965	590	176	342	95	$2,168

Operating expenses
Cost of operations	320	310	113	186	42	971
Purchase of raw materials	479	111	83	118	44	835
Depreciation, amortization and accretion	103	67	29	21	21	241

	$902	488	225	325	107	$2,047

Income (loss) generated by operating assets	$63	102	(49)	17	(12)	$121

Interest expense, net						(74)
Corporate and general administration						(27)
Research, development and exploration						(20)
Minority interest in earnings of subsidiaries						(34)

Loss before undernoted						$(34)
Tax recovery						29
Restructuring costs						(41)
Other expenses						(4)

Net loss						$(50)

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NORANDA REPORTS QUARTERLY EARNINGS OF US$107 MILLION
CONSOLIDATED RESULTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASHFLOWS
PRODUCTION VOLUMES
SALES VOLUMES AND REALIZED PRICES
SEGMENTED INFORMATION